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AB

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

~~HIGHLAND SECURITIES CORPORATION DBA~~ GRIFFIN CAPITAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
APR 0 5 2002
535

3421 MANHATTAN AVENUE
(No. and Street)

MANHATTAN BEACH, CALIFORNIA 90266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN A. SHIELDS 310/546-4548
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name — *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGHLAND SECURITIES CORPORATION DBA GRIFFIN CAPITAL, as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

SANDRA SERRA
Comm. # 1212300
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires March 5, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP

70

ADDRESS	Number and Street	City	State	Zip Code
	10990 WILSHIRE BOULEVARD, 16TH FLOOR;	LOS ANGELES,	CALIFORNIA	90024
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ NO	CARD				
50	51	52	53				

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

CONTENTS

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying statement of financial condition of Highland Securities Corporation dba Griffin Capital, as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Securities Corporation dba Griffin Capital, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

January 31, 2002
Los Angeles, California

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash		$	8,913
Marketable Securities			12,402
Property and Equipment (Net)			--
Investment in Limited Liability Company			600
Deferred Tax Assets			13,000
TOTAL ASSETS		$	34,915

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		$	--
STOCKHOLDER'S EQUITY			
Common Stock – No Par Value, 5,000 Shares Authorized, Issued and Outstanding	$ 5,000		
Additional Paid-In Capital	123,076		
Accumulated Deficit	(93,161)		
TOTAL STOCKHOLDER'S EQUITY			34,915
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$	34,915

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

REVENUES		$ --
EXPENSES:		
Bank Charges	$ 10	
Depreciation	467	
Dues and Subscriptions	225	
Professional Fees	6,200	
Taxes, Licenses and NASD Fees	541	
TOTAL EXPENSES		7,443
LOSS FROM OPERATIONS		7,443
OTHER (INCOME) EXPENSE:		
Interest Income	(15)	
Unrealized Loss on Investments	460	
TOTAL OTHER (INCOME) EXPENSE		445
LOSS BEFORE PROVISION FOR INCOME TAXES		7,888
Provision for Income Taxes		800
NET LOSS		$ 8,688

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2001

	Common Stock							
	Number of Shares		Amount		Additional Paid-In Capital		Accumulated Deficit		Stockholder's Equity
Balance at January 1, 2001	5,000	$	5,000	$	123,076	$	(84,473)	$	43,603
Net Loss	--		--		--		(8,688)		(8,688)
BALANCE AT DECEMBER 31, 2001	5,000	$	5,000	$	123,076	$	(93,161)	$	34,915

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (8,688)	
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation	467	
Unrealized Loss on Investments	460	
NET CASH USED IN OPERATING ACTIVITIES		$ (7,761)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of Investments		(708)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(8,469)
Cash - Beginning of Year		17,382
CASH - END OF YEAR		$ 8,913
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Income Taxes		$ 800

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Highland Securities Corporation dba Griffin Capital, (the company) is primarily engaged in the business of brokering private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991.

The company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the company carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to customers; and effectuates all financial transactions between the company and its customers through one or more bank accounts, each to be designated as "special account for the exclusive benefit of customers." The company is exempt since they do not hold or ever receive customer funds or securities.

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

(d) MARKETABLE SECURITIES

Marketable securities are valued at fair value.

(e) PROPERTY AND EQUIPMENT

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is recognized using the straight-line method over estimated useful lives as follows:

Computer Equipment	5 Years
Office Equipment	5 Years

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) REVENUE AND EXPENSE RECOGNITION

Revenue related to the brokering of private placements is recognized when the services are completed. In most cases, this would be at the closing of the transaction. Expenses related to an individual private placement are capitalized and recognized as a cost of the transaction upon recognition of the related revenue. Expenses related to transactions which are abandoned are recognized at the date of abandonment.

(g) INCOME TAXES

Income taxes are provided based on income reported in the financial statements adjusted for transactions that do not enter into the computation of income taxes payable.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 - MARKETABLE SECURITIES

The company's investment in marketable securities consists primarily of equity securities.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computer Equipment	$ 8,327
Office Equipment	1,653
TOTAL	9,980
Less: Accumulated Depreciation	(9,980)
NET PROPERTY AND EQUIPMENT	$ --

Depreciation expense for the year ended December 31, 2001 amounted to $467.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

Current – State	$	800

Deferred income taxes consist of the following:

DEFERRED TAX ASSETS:		
Net Operating Loss Carryforwards	$	14,000
DEFERRED TAX LIABILITIES:		
State Income Taxes		(1,000)
NET DEFERRED TAX ASSETS	$	13,000

As of December 31, 2001, the company has net operating loss carryforwards for federal income tax purposes of approximately $56,000 which will expire in years 2015 through 2021. As of December 31, 2001, the company has net operating loss carryforwards for state franchise tax purposes of approximately $16,300 which will expire in years 2002 through 2006.

NOTE 5 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the company had net capital of $19,456 which is $14,456 in excess of its required net capital of $5,000.

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2001

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying financial statements of Highland Securities Corporation dba Griffin Capital, as of and for the year ended December 31, 2001, and have issued our report thereon dated January 31, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

January 31, 2002, except for Schedule II
as to which the date is March 19, 2002
Los Angeles, California

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

NET CAPITAL:		
Total Stockholder's Equity	$	34,915
Less: Reductions for Nonallowable Assets		
Deferred Income Taxes		(13,000)
Property and Equipment		--
TOTAL REDUCTIONS		(13,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		21,915
Less: Haircuts on Security Positions		
Other Securities		(2,459)
NET CAPITAL	$	19,456
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	14,456
Excess Net Capital at 1500%	$	14,456
Excess Net Capital at 1000%	$	14,456
Ratio: Aggregate Indebtedness to Net Capital		--

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2001

No reconciliation of the company's computation of net capital to amounts reported in Part II of Form X-17A-5 is provided as there was no material difference between the reported amount and the amount per these audited financial statements.

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Exemption is claimed under Section (k)(1) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Exemption is claimed under Section (k)(1) of Rule 15c3-3.

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Highland Securities Corporation
dba Griffin Capital

In planning and performing our audit of the financial statements and supplemental schedules of Highland Securities Corporation dba Griffin Capital, (the company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

January 31, 2002
Los Angeles, California

Griffin Capital

3421 Manhattan Avenue | Manhattan Beach, CA | 90266 | 310.546.4578 | fax. 310.546.7550

March 22, 2002

RECEIVED
APR 05 2002

Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, DC 20549

Gentlemen:

Enclosed please find two copies of the audited financial statements of Highland Securities Corporation, dba Griffin Capital, for the year ended December 31, 2001 and two copies for the year ended December 31, 2000, all of which include the Annual Audited Report Form X-17A-5 Part III Facing Page and signed and notarized Oath or Affirmation.

These financials have been amended from those originally filed to include a reconciliation of the net capital reported on the Focus Report to the net capital per the audited financial statements.

Very truly yours,

Kevin A. Shields
President

Enclosures